EXHIBIT 99.2

Galloway Capital Partners, LLC

December 19, 2025

Ampco Pittsburgh Corp.

726 Bell Avenue, Suite # 301

Carnegie, PA 15106

Attn: J. Brett McBrayer, Chief Executive Officer

Dear Mr. McBrayer:

In the past 18 months Galloway Capital Partners, LLC and its affiliates (“Galloway”) have acquired a 5.19% stake in Ampco Pittsburgh Corp. (“Ampco Pittsburgh” or the “Company”).

We applaud management’s performance in turning the company around and continue to believe its extremely undervalued based on its underlying fundamentals and growth potential. The divestiture of the UK operation was timely based on the current trade environment and protectionist policies from the Trump administration.

Our experienced team seeks to work with management and the Board to enhance shareholder awareness and value. We also urge the Board to engage the services of an experienced investor relations firm or advisor to explore transactions to create shareholder value which may include an acquisition, merger, sale, or going private transaction.

Please call me at your earliest convenient to discuss. I can be reached at (917) 405-4591 or by email at: bgalloway@gallowaycap.com.

Very truly yours,

Bruce Galloway

Chief Investment Officer